 Weatherford International plc

PROXY STATEMENT 2020

NOTICE OF ANNUAL GENERAL
MEETING OF SHAREHOLDERS

To be held on June 12, 2020

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AGENDA ITEMS FOR YOUR VOTE

Items	Board Recommendation	Reason for Recommendation	Proxy Page
1. Election of Directors	**FOR** each nominee	The Board believes its members collectively have the skills and expertise needed to successfully continue to oversee the implementation of Weatherford's strategic plan for the benefit of shareholders, employees, and other stakeholders	05
2. Ratify Appointment of Independent Auditors	**FOR**	Based on the recommendation of the audit committee	16
3. Approve Executive Compensation	**FOR**	The Board believes Weatherford's executive compensation program effectively aligns executive compensation with performance	18

VOTING DEADLINE
11:59 p.m. Eastern Time on June 11, 2020

Voting instructions for shareholders of record and beneficial shareholders

You may vote using one of the following options. In all cases, have your proxy card or voting instructions form in hand and follow the instructions.



By mail
Follow the instructions to mark, sign, and date your proxy card



By phone
Use any touch-tone telephone to transmit your voting instructions

1-800-690-6903



By internet
Use the internet to transmit your voting instructions

www.proxyvote.com

Shareholder Feedback

Feedback from our shareholders is important to us and considered carefully. Your Board will be available at the Annual General Meeting to respond to any questions shareholders may raise regarding our business. Once again, we invite interested parties to submit feedback through our Annual General Meeting website, **www.weatherfordannualmeeting.com**.

A MESSAGE FROM YOUR
Chief Executive Officer

To My Fellow Shareholders,

When I first arrived at Weatherford in 2017, I saw tremendous opportunity to improve the company's financial and operational performance. Launching a comprehensive "transformation" program, the organization enthusiastically tackled hundreds of initiatives to improve our earnings run rate, divest low-return, capital-intensive businesses, and launch disruptive new technologies into the market in 2018.

In 2019, we continued our transformational progress, taking a number of actions that were yielding solid improvements in our execution capabilities and cost structure as we entered 2020. Notably, our combined international revenues grew by 6% year-over-year in 2019, excluding the impact of divestitures. In North America, our operational and cost-structure improvements included reducing our footprint, right-sizing our headcount and evaluating our product and service offerings.

Of course, the most challenging work of 2019 was the completion of our financial restructuring. As a result of that process, we eliminated $6.2 billion of debt. We have no significant maturities until 2024. Our revised capital structure provides us with renewed flexibility to focus on growing revenue, generating free cash flow and continuously improving our business.

Focusing on Cash Flow and Returns

Now, faced with an incredibly uncertain industry and global economic landscape for 2020, we by necessity must and will continue to adjust our global operations to meet the dynamic market we are currently facing. We have implemented even more aggressive actions to right-size our business. Above all, we remain focused on improving our cash flow and returns. I also believe Weatherford's geographic footprint and product mix will provide a differentiated position, particularly in this market.

We still have a lot of work to do as an organization. However, we know what we are capable of, and we are committed to delivering for all of you. With the need to continuously improve firmly embedded in our organizational DNA, we remain focused on enhancing the way we work, particularly by standardizing, simplifying, and systematizing aspects of our operations.

We are supported by our new Board of Directors, who bring a significant depth of expertise, renewed energy, and a fresh perspective. Our Board, together with the leadership team, including our new Chief Financial Officer Christian Garcia, are committed to taking the necessary actions to continue to optimize our business and execute on opportunities to improve profitability, cash flow and returns.

Driving Revenue with Increased Customer Engagement

While some organizations may have focused only inward during a restructuring, at Weatherford we recognize that our success directly depends on our customers' success. We took great efforts to engage with our customers in 2019, including delivering 30 technology roadshows and meeting with nearly 1,500 customer decision makers. The open dialogue has strengthened our customer relationships, and we continue to be rewarded with new contracts. In 2019, Weatherford was awarded a $220 million contract with ADNOC to deliver directional drilling services with our Magnus® rotary steerable system, which is a testament to our focus on the critical Middle East region. In Mexico, based on superior performance and value delivered, we secured a $187 million contract extension to provide integrated services for shallow-water operations. And, with Petrobras in Brazil, Weatherford signed its largest-ever contract for ultra-deepwater safety valves. These recent wins, among others, reflect our ongoing commitment to technologies and solutions that address our customers' challenges cost-effectively, without sacrificing our commitment to lead with safety and quality.

Delivering Solutions

Our disruptive technology offerings are creating new opportunities. Recent drilling services awards have led us into the next phase of international growth for Magnus. We also continue to drive the commercialization of other disruptive new technologies, such as our Vero™ automated connection integrity, our TR1P™ single-trip completions technology and, what we consider the backbone of the ecosystem, the ForeSite® production optimization platform. If there is one message that was consistent throughout our customer conversations, it is the need for both best-in-class technology and integrated solutions. Inspired by this feedback, we have evolved Weatherford's internal structure from alignment around individual technologies into a structure based on market-focused teams. This evolution is a critical component on our path to becoming a "Tier One" solutions provider.

Nurturing a "One Weatherford" Culture for a Sustainable Future

An integral part of our transformational journey has also been building a cultural framework that supports the integrated, market-focused organization to which we aspire. Our goal is simply defined in our motto — "Individually we are impressive. Together, we are unstoppable. We are One Weatherford." At its core, our "One Weatherford" mindset represents that we are all mutually responsible for our success. We value an inclusive culture and acknowledge that our success depends on the quality of our people, an integrated organization that values collaboration and teamwork.

For years, we have actively supported the communities in which we operate. From an environmental perspective, we are addressing our customers' sustainability challenges with low-carbon and earth-friendly solutions. Yet we are also thinking more broadly, and we are dedicated as an organization to provide leadership to tackle global challenges to ensure a sustainable future.

Looking Forward

I'd like to conclude by offering my gratitude for your support during 2019. Together with Weatherford's new Board, we are committed to serving our customers as the industry's leading wellbore and production solutions company and are well-positioned to make Weatherford a stronger, returns-focused organization. I want to acknowledge the enormous support we received from our stakeholders, including our customers, vendors, and particularly, our Weatherford employees. I have personally witnessed their dedication and ownership of challenges great and small. And, of course, thank you to our shareholders for your support during 2019 and as we look ahead to the future.

Mark A. McCollum
President and Chief Executive Officer

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 12, 2020
10:00 a.m. (Central Time)
2000 St. James Place, Marcellus Room, Houston, Texas 77056

AGENDA

1. By separate resolutions, to elect the seven individuals named in this Proxy Statement as directors of Weatherford International plc (the "Company"), in each case (unless his or her office is earlier vacated in accordance with the articles of association of the Company), to serve for a one year term concluding at the latter of (x) the next annual general meeting of the Company (the "2021 AGM") and (y) subject to article 155 of the articles of association of the Company, until his or her successor is elected and qualified.

2. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm and auditor for the financial year ending December 31, 2020 and KPMG Chartered Accountants, Dublin, as the Company's statutory auditor under Irish law to hold office until the close of the 2021 AGM, and to authorize the Board of Directors of the Company (the "Board"), acting through the Audit Committee, to determine the auditors' remuneration.

3. To approve, in an advisory vote, the compensation of our named executive officers.

The foregoing items, including the votes required in respect of each, are set forth and more fully described in the accompanying Proxy Statement.

RECORD DATE

April 17, 2020

VOTING

Only registered shareholders as of the close of business on the record date will be entitled to attend, vote or grant proxies to vote at the Annual General Meeting. Any such registered shareholder may appoint one or more proxies, by any of the means outlined in the Proxy Statement, to attend, speak and vote in his or her place at the Annual General Meeting. A proxy holder need not be a registered shareholder. Proxies must be received by the Voting Deadline set forth in the Proxy Statement.

DISTRIBUTION OF PROXY MATERIALS

This notice, the Proxy Statement (of which this notice forms a part), our Annual Report on Form 10-K, and our Irish Statutory Accounts are available electronically on our website at www.weatherford.com. These materials were mailed or made available on or about April 27, 2020 to each registered shareholder in our share register as of the record date. Any shareholder may also obtain a copy of these documents by contacting our U.S. Investor Relations Department at 2000 St. James Place, Houston, Texas 77056 or by telephone at +1 (713) 836-4000.

ANNUAL REPORT AND FINANCIAL STATEMENTS

During the Annual General Meeting the Company's management will present Weatherford's Irish Statutory Accounts for the fiscal year ended December 31, 2019, along with related directors' and auditor's reports, and review the Company's affairs.

April 27, 2020

By Order of the Board of Directors

Christina M. Ibrahim
Executive Vice President, General Counsel,
Chief Compliance Officer and Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting to be Held on June 12, 2020: The Proxy Statement of Weatherford International plc, our 2019 Annual Report and Irish Statutory Accounts are available at: at www.proxyvote.com.

TABLE OF CONTENTS

PROXY STATEMENT

MEETING AND VOTING INFORMATION

ANNUAL GENERAL MEETING:

June 12, 2020 at 10:00 a.m. (Central Daylight Time), 2000 St. James Place, Marcellus Room, Houston, Texas 77056.

As part of our precautions regarding the coronavirus or COVID-19, we are planning for the possibility that the meeting may be held as a "hybrid" meeting with the ability for shareholders to attend either in person and virtually over the internet. If we take this step, we will announce the decision to do so as soon as practicable before the meeting via a press release and by posting details on our website that will also be filed with the SEC as additional soliciting materials. In that event, the 2020 Annual General Meeting of Shareholders would be conducted as a "hybrid" meeting, on the above date and time, via live audio webcast accessible at www.weatherford.com.

GENERAL

In this Proxy Statement, "Weatherford," "the Company," "we," "us" and "our" refer to Weatherford International plc, an Irish public limited company.

Our principal executive offices are located at 2000 St. James Place, Houston, Texas 77056 and our telephone number is 713.836.4000.

References to "$" or "USD" in this Proxy Statement are references to United States dollars.

This Proxy Statement and proxy card are first being mailed or made available on behalf of our Board of Directors, or our "Board," to all shareholders beginning on or about April 27, 2020.

AGENDA

	Proposal	Required Approval	Board Recommendation
1.	**Election of Directors.** By separate resolutions, to elect each of the seven individuals named in this Proxy Statement as directors of the Company, in each case (unless his or her office is earlier vacated in accordance with the articles of association of the Company), to serve for a one year term concluding at the latter of (x) the 2021 AGM and (y) subject to article 155 of the articles of association of the Company, until his or her successor is elected and qualified.	Majority of Votes Cast	**FOR** each nominee
2.	**Ratify Appointment of Independent Auditors.** To ratify the appointment of KPMG LLP as our independent registered public accounting firm and auditor for the fiscal year ending December 31, 2020 and KPMG Chartered Accountants, Dublin as the Company's statutory auditor under Irish law to hold office until the close of the 2021 AGM, and to authorize the Board, acting through the Audit Committee, to determine the auditors' remuneration.	Majority of Votes Cast	**FOR**
3.	**Approve Executive Compensation.** To approve, in an advisory vote, the compensation of our named executive officers.	Majority of Votes Cast	**FOR**

During the Annual General Meeting, management will present the Company's Irish Statutory Accounts for the fiscal year ended December 31, 2019, along with related directors' and auditors' reports, and review the Company's affairs.

WHO CAN VOTE

All registered shareholders at the close of business on April 17, 2020 (the "Record Date") have the right to notice of, and to vote, in person or by proxy, at the Annual General Meeting. Registered shareholders are entitled, on a poll, to one vote per ordinary share on all matters submitted to a vote of shareholders at the Annual General Meeting, so long as those shares are represented at the Annual General Meeting in person or by proxy. A registered shareholder may appoint one or more proxies to attend, speak and vote in their place at the Annual General Meeting. A proxy holder does not need to be a registered shareholder.

MEETING ATTENDANCE

If you wish to attend the Annual General Meeting in person, you will need to bring proof of identification along with proof of your share ownership. If your shares are held beneficially in the name of a bank, broker or other nominee, you may bring a bank or brokerage account statement as your proof of ownership of shares as of the Record Date.

In accordance with the requirements of Irish law, registered shareholders who wish to participate in the Annual General Meeting without leaving Ireland may do so by attending in person at the offices of our Irish lawyers, Matheson, located at 70 Sir John Rogerson's Quay, Dublin 2, Ireland, at the time of the meeting, where audio teleconference facilities will be made available to participate in the meeting. All such attendees will need to bring proof of identification along with proof of share ownership.

HOW TO ATTEND HYBRID ANNUAL GENERAL MEETING

If we decide to hold the Annual General Meeting as a "hybrid" meeting with the ability for shareholders to attend either in person or virtually over the internet, we will make a public announcement via a press release and by posting details on our website as soon as practicable prior to the meeting. In such event, to attend and participate in the Annual General Meeting, shareholders will need to access the live audio webcast of the meeting by visiting www.weatherford.com. and logging in with their unique Control Number. Beneficial owners of shares held in street name will need to follow the instructions provided by the broker, bank or other nominee that holds their shares. If we offer a virtual method of attending the Annual General Meeting, we would encourage shareholders to log in to this website and access the webcast before the Annual General Meeting's start time. Further instructions on how to attend, participate in and vote at the Annual General Meeting, including how to demonstrate your ownership of our shares as of the Record Date would be made available at www.weatherford.com.

HOW TO VOTE

To ensure your representation at the Annual General Meeting, we request that you grant your proxy to vote on each of the proposals in this Proxy Statement and any other matters that may properly come before the meeting to the persons named in the proxy card, by voting in one of the ways described on page iii no later than the Voting Deadline (defined below) whether or not you plan to attend.

Voting Deadline: 11:59 p.m. (Eastern Time) on June 11, 2020.

Most of our individual beneficial owners hold their shares through a brokerage account and therefore are not listed in our share registry.

Shareholders who hold their shares through a broker or other nominee (in "street name") must vote their shares in the manner prescribed by their broker or other nominee. Shareholders who hold their shares in this manner and wish to vote in person at the meeting must obtain a valid proxy from the organization that holds their shares. **This may be very difficult for an individual shareholder to do, so individual shareholders holding in street name are strongly encouraged to submit their proxy to their broker, who in turn will vote in accordance with their directions.** See "Quorum and Voting" as to the effect of broker non-votes.

QUORUM AND VOTING

A quorum at our Annual General Meeting will be one or more registered shareholders, present in person or by proxy, having the right to attend and vote at the Annual General Meeting and together holding shares representing more than 50% of the votes that may be cast by all registered shareholders at the meeting. As of the Record Date, there were approximately 70,017,356 ordinary shares issued and entitled to vote.

For purposes of determining a quorum, abstentions and "broker non-votes" present in person or by proxy are counted as represented. A "broker non-vote" occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.

If you are a beneficial shareholder and your broker or other nominee holds your shares in its name (in "street name"), the broker generally has the discretion to vote your shares with respect to "routine" proposals. The "routine" proposal in this Proxy Statement is Agenda Item 2. All other proposals (i.e., Agenda Items 1 and 3) are "non-routine" and your broker may not vote your shares. Accordingly, if you hold your shares in "street name," your broker will not be able to vote your shares on these matters unless your broker receives voting instructions from you.

Approval of each proposal will be decided by an "ordinary resolution" (i.e., by a simple majority of the votes cast "For" or "Against," in person or by proxy, provided a quorum is present). Generally, abstentions and broker "non-votes" will not affect the voting results. Broker "non-votes" will not affect the voting results for any proposal under Irish law or NYSE rules.

The election of each director nominee will be considered and voted upon as a separate proposal. There is no cumulative voting in the election of directors. Any nominee for election to the Board who is then serving as a director and who receives a greater number of "against" votes than "for" votes shall promptly tender his or her resignation following certification of the vote. The Board shall then consider the resignation offer and decide whether to accept or reject the resignation, or whether other action should be taken; provided, however, that any director whose resignation is under consideration shall not participate in the consideration whether to accept, reject or take other action with respect to his or her resignation. The Board has the ability to fill a vacancy upon the recommendation of its Nominating and Governance Committee, subject to re-election by the Company's shareholders at the next annual general meeting of the Company.

The chart below summarizes the voting requirements and effects of broker non-votes and abstentions on the outcome of the vote for the proposals at the Annual General Meeting.

Proposal	Required Approval	Broker Discretionary Voting Allowed	Broker Non-Votes	Abstentions
1. Election of Directors	Majority of Votes Cast	No	No effect	No effect
2. Ratify Appointment of Independent Auditors	Majority of Votes Cast	Yes	N/A	No effect
3. Approve Executive Compensation	Majority of Votes Cast	No	No effect	No effect

PROXIES

A copy of either:

(i) a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") notifying each shareholder entitled to vote at the Annual General Meeting how to vote and how to electronically access a copy of this Proxy Statement and our Annual Report and Irish Statutory Accounts for the year ended December 31, 2019 (the "Proxy Materials") or

(ii) the Proxy Materials and proxy card

are being sent to each shareholder registered in our share register as of the Record Date. Shareholders not registered in our share register as of the Record Date, will not be entitled to attend, vote or grant proxies to vote at the Annual General Meeting. Your vote and proxy are being solicited by our Board of Directors in favor of Christina M. Ibrahim or, failing her, Mark A. McCollum (the "Proxy Holders"), for use at the Annual General Meeting.

We request that you grant your proxy to vote on each of the proposals in this notice and any other matters that may properly come before the meeting to the Proxy Holders by completing, signing, dating and returning the proxy card in accordance with the instructions thereon, for receipt by us no later than the Voting Deadline, whether or not you plan to attend.

If you are a registered holder and you properly complete and submit your proxy card in a timely manner you will be legally designating the individual or individuals named by you in the proxy card or if you do not name your proxy or proxies, the Proxy Holders, to vote your shares in accordance with your instructions indicated on the card. If you are a registered shareholder and properly complete and submit your proxy card in a timely manner without naming your proxy or proxies and you do not indicate how your shares are to be voted, then the Proxy Holders will vote as the Board of Directors recommends on each proposal and if other matters properly come before the Annual General Meeting the Proxy Holders will have your authority to vote your shares in their discretion on such matters.

If you are not a registered holder, but you hold your shares through a broker or other nominee, you must follow the instructions provided by your broker or other nominee if you wish to grant your proxy and vote your shares.

We may accept a proxy by any form of communication permitted by Irish law and as the Board of Directors may approve in accordance with our articles of association.

REVOKING YOUR PROXY

If you are a registered shareholder, you may revoke your proxy by:

- writing to the Corporate Secretary at 2000 St. James Place, Houston, Texas 77056, or at the Company's registered office, 70 Sir John Rogerson's Quay, Dublin 2, Ireland, such that the revocation is received prior to the commencement of the Annual General Meeting; or

- submitting a later-dated proxy via mail, to the address specified in the Proxy Materials, for receipt by us no later than the Voting Deadline.

If you have revoked your proxy as described above, you may attend and vote in person at the Annual General Meeting.

If you are not a registered holder, but you hold your shares through a broker or other nominee, you must follow the instructions provided by your broker or other nominee if you wish to revoke a previously granted proxy, since attending the Annual General Meeting alone will not revoke any proxy.

MULTIPLE PROXY CARDS

If you receive multiple proxy cards, this indicates that your shares are held in more than one account, such as two brokerage accounts and are registered in different names. You should complete and return each of the proxy cards to ensure that all of your shares are voted.

COST OF PROXY SOLICITATION

We have not retained a proxy solicitor to assist soliciting proxies from shareholders this year. Some of our directors, officers and employees may solicit proxies personally, without any additional compensation, electronically, by telephone or by mail. Proxy materials also will be furnished without cost to brokers and other nominees to forward to the beneficial owners of shares held in their names. All costs of proxy solicitation will be borne by the Company.

ADJOURNMENT

The Chairman may, with the consent of the meeting, adjourn (or postpone) all, or part, of the business to be considered at the Annual General Meeting (including adjourning (or postponing) some or all of the Agenda Items) to another date or until the meeting is reconvened.

QUESTIONS

You may call our U.S. Investor Relations Department at +1 (713) 836-4000, or email us at investor.relations@weatherford.com if you have any questions or need directions to be able to attend the meeting and vote in person.

Please Vote. Your Vote is Important.

AGENDA ITEM 1 – ELECTION OF DIRECTORS

The Board of Directors recommends that you vote "FOR" each nominee for director.

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated the following seven nominees to be elected at the Annual General Meeting: Thomas R. Bates, Jr., John F. Glick, Neal P. Goldman, Gordon T. Hall, Mark A. McCollum, Jacqueline C. Mutschler and Charles M. Sledge.

All of the non-employee nominees for director, i.e., all of the nominees other than Mr. McCollum, are independent under the rules of the NYSE.

Each director elected (unless his or her office is earlier vacated in accordance with the articles of association of the Company) shall serve for a one year term concluding at the latter of (x) the 2021 AGM and (y) subject to article 155 of the articles of association of the Company, until his or her successor is elected and qualified. All of our nominees have consented to serve as directors.

The vote will be held by a separate resolution for each director nominee. A director nominee will be re-elected if approved by an ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against"). Any nominee for election to the Board who is then serving as a director and who receives a greater number of "against" votes than "for" votes shall promptly tender his or her resignation following certification of the vote. The Board shall then consider the resignation offer and decide whether to accept or reject the resignation, or whether other action should be taken; provided, however, that any director whose resignation is under consideration shall not participate in the consideration whether to accept, reject or take other action with respect to his or her resignation. The Board has the ability to fill a vacancy upon the recommendation of its Nominating and Governance Committee, subject to re-election by the Company's shareholders at the next annual general meeting of the Company. If you properly submit a proxy card but do not indicate how you wish to vote, the Proxy Holders will vote for all of the listed nominees for director.

DIRECTORS' DIVERSITY OF SKILLS AND EXPERTISE

Pursuant to the terms of the Second Amended Joint Prepackaged Plan of Reorganization for Weatherford International plc and its Affiliate Debtors Under Chapter 11 of the Bankruptcy Code, dated September 9, 2019, as amended (the "Second Amended Plan"), upon approval of the Plan and our emergence from bankruptcy, our Board was to consist of seven directors. Effective upon our emergence on December 13, 2019, all of our existing directors other than Mr. McCollum, our Chief Executive Officer, resigned and, in accordance with the terms of the Second Amended Plan, six directors designated by the Ad Hoc Noteholder Committee (as defined in the Second Amended Plan) were appointed to our Board.

Our Board's composition is carefully considered by the Nominating and Governance Committee to ensure diversity in the broadest sense – of culture, background, outlook, experience, gender and tenure to bring together multiple, complementary perspectives. The Board membership qualifications and nomination process can be found in our Governance Principles at www.weatherford.com by clicking on the "Investor Relations" section then "Corporate Governance," then "Corporate Documents," then selecting "Corporate Governance Principles."

Our director nominees bring a range of skills and experience in relevant areas, including finance, exploration and production, environment, international business and leadership, as well as oilfield services. This unique and highly impactful cross-section of capabilities enables our Board to help guide the Company's strategic objectives and leading corporate governance practices. Further, while each member of our Board has held significant leadership positions in their respective professional fields, of equal importance is each Director's ethics and integrity. Each of our Directors embodies the highest degree of personal and professional standards arming them with the qualified insights to deliver sustainable shareholder value.

DIRECTOR NOMINEE BIOGRAPHIES



AGE: 70
DIRECTOR SINCE: Dec. 2019
COMMITTEES:
Audit
Nominating and Governance
**OTHER PUBLIC
COMPANY BOARDS:**
Independence Contract Drilling
Tetra Technologies, Inc.
Alacer Gold Corp
Vantage Drilling International

THOMAS R. BATES, JR.

Background

Mr. Bates has been an Adjunct Professor and member of the Energy MBA Advisory Board in the Neeley School of Business at Texas Christian University, where he has taught courses in energy macroeconomics since January 2011. From January 2010 until December 2012, Mr. Bates was a Senior Advisor to Lime Rock Management LP and was a Managing Director at the private equity firm from October 2001 until December 2009, where he was responsible for global investing in oil service and oil service technology. Before joining Lime Rock, Mr. Bates had 25 years of experience in senior oil service management and operations with Schlumberger Ltd., Weatherford Enterra Inc. and Baker Hughes Inc. Mr. Bates currently serves as the chairman of the board and director at Independence Contract Drilling (but is not standing for re-election in 2020) and Vantage Drilling International. He also currently serves as a director at Tetra Technologies, Inc.and Alacer Gold Corporation. He previously served as a director at Tidewater, Inc. Hercules Offshore, Inc. and FTS, Inc.

Education

University of Michigan, Ph.D., MSE and BSE each in Mechanical Engineering



AGE: 67
DIRECTOR SINCE: Dec. 2019
COMMITTEES:
Compensation
Nominating and Governance (Chair)
**OTHER PUBLIC
COMPANY BOARDS:**
Tetra Technologies, Inc.
Hunting, plc

JOHN F. GLICK

Background

Mr. Glick serves as Chairman of the Board of Hunting PLC, a FTSE 350 public company traded on the London Stock Exchange. He also serves as a director at Tetra Technologies, Inc. He was previously a director at Lufkin Industries, where he served as President and Chief Executive Officer from 2008 until the sale of the company to General Electric in 2013. Prior to that, he was a Vice President at Lufkin Industries over the Power Transmission Division and, later, the Oilfield Division. He began his career with Cameron Iron Works in 1974 and occupied senior management roles in global marketing and manufacturing in the US, UK and Ireland. Mr. Glick also serves as vice chairman of the board of Trustees for CHI Baylor St. Luke's Health System.

Education

University of Kansas, B.S., Journalism

Harvard Graduate School of Business, Program for Management Development



AGE: 50
DIRECTOR SINCE: Dec. 2019
COMMITTEES:
  Compensation (Chair)
  Nominating and Governance
**OTHER PUBLIC
COMPANY BOARDS:**
  Talos Energy Inc.
  Ultra Petroleum Corp.

NEAL P. GOLDMAN

Background

Mr. Goldman has over 25 years of experience in investing and working with companies to maximize shareholder value. He is currently the Managing Member of SAGE Capital Investments, LLC, a consulting firm specializing in independent board of director services, restructuring, strategic planning and transformations for companies in multiple industries including energy, technology, media, retail, gaming and industrials. He was formerly a Managing Director at Och-Ziff Capital Management, LP and a Founding Partner of Brigade Capital Management, LLC, which he helped to build to over $12 billion in assets under management. Mr. Goldman currently serves as Chairman of the Board of Talos Energy Inc. and is a member of the board of Ultra Petroleum. He previously served on the boards of Midstates Petroleum, Ditech Holding Corporation (f/k/a Walter Investments Inc.), Toys R Us, Pimco Income Strategy Fund I & II and NII Holdings.

Education

University of Michigan, BA

University of Illinois, MBA



AGE: 61
DIRECTOR SINCE: Dec. 2019
COMMITTEES:
  Audit (Vice Chair)
  Compensation
**OTHER PUBLIC
COMPANY BOARDS:**
  Archrock, Inc.
  Noble Corporation

GORDON T. HALL

Background

Mr. Hall serves as Chairman of the Board of Archrock. He was also the Chairman of the Board of Exterran Holdings and Hanover Compressor Company predecessor companies to Archrock. He has served as a Director of Noble Corporation plc, a leading global provider of offshore drilling services headquartered in the United Kingdom since 2010. He is a consultant to a private company, ZNT Global Enerji San. Ve Tic, A.S., a defense and energy company headquartered in Turkey. Mr. Hall is on the board of trustees and is a Professor in the Masters of Financial Analysis program at Gordon College where he was the interim Chief Financial Officer and a member of the President's cabinet during 2018.

Mr. Hall retired as Managing Director from Credit Suisse following employment from 1987 through 2002. While at Credit Suisse, Mr. Hall served as Senior Oil Field Services Analyst and Co-Head of the Global Energy Group. Mr. Hall was a director of Hydril Company from 2002 until its merger with Tenaris S.A. in May 2007. He was also a director of Grant Prideco, Inc. until its acquisition by National Oilwell Varco, Inc. in April 2008. Additionally, Mr. Hall has served as a director of multiple private companies and non-profit entities.

Education

Massachusetts Institute of Technology, S.M., Management with a concentration in Finance and Operations



AGE: 61
DIRECTOR SINCE: Apr. 2017
COMMITTEES:
  Health, Safety and Environment
OTHER PUBLIC
COMPANY BOARDS:
  Westlake Chemical Corporation

MARK A. MCCOLLUM

Background

Mr. McCollum has over 38 years of leadership experience in the energy sector. Most recently he served as Chief Financial Officer of Halliburton Company, a position he started in 2008 and resumed in July of 2016 following an interim role as Chief Integration Officer during the pendency of Halliburton's proposed acquisition of Baker Hughes Inc. Prior to joining Halliburton, Mr. McCollum held a number of senior positions at Tenneco, Inc., including Chief Financial Officer, and served as an Audit and Advisory Partner in Arthur Andersen's Energy Division, where he began his career. He is also a registered CPA in the State of Texas. Mr. McCollum is a member of the Board of Directors of Westlake Chemical Corporation and serves on the Audit, Compensation, Nominating and Governance, and Corporate Risk Committees. He is a member of the Board of Regents at Baylor University, the Board of Trustees for the Baylor College of Medicine and the advisory board of Every Village. Mr. McCollum was a member of the Board of Directors of Archrock, Inc. and served on the Audit and Compensation Committees.

Education

Baylor University, Bachelor Degree in Business Administration, Major in Accounting and Business Law



AGE: 58
DIRECTOR SINCE: Dec. 2019
COMMITTEES:
  Nominating and Governance
  Health, Safety and Environment
  (Chair)
OTHER PUBLIC
COMPANY BOARDS:
  Antero Resources Corporation

JACQUELINE C. MUTSCHLER

Background

Ms. Mutschler has over 30 years of business and technology experience in the oil industry. During her 28-year career with BP she held a range of strategic, operational and technology roles that spanned its international businesses. Her most recent appointment at BP was the Head of Upstream Technology. In that role, Ms. Mutschler was responsible for R&D to enhance and enable current and future businesses. Since her retirement from BP in 2014, she has provided independent consulting for the oil and gas, technology and automotive industries. She also previously served on Weir Group's Technology Advisory Board. Ms. Mutschler recently joined the board at Antero Resources Corporation.

Education

Wright State University, B.S., Geology/Geophysics

Stanford University, Executive Education Program

Massachusetts Institute of Technology, Executive Education Program



AGE: 54
DIRECTOR SINCE: Dec. 2019
COMMITTEES:
 Audit (Chair)
 Health, Safety and Environment
OTHER PUBLIC
COMPANY BOARDS:
 Talos Energy

CHARLES M. SLEDGE

Background

Mr. Sledge previously served as the Chief Financial Officer of Cameron International Corporation, an oilfield services company, from 2008 until its sale to Schlumberger Limited in 2016. Prior to that, he served as the Corporate Controller of Cameron International Corporation from 2001 until 2008. He currently serves on the boards of Talos Energy LLC, Templar Energy LLC, Vine Resources and Expro International where he serves as non-executive chairman.

Education

Louisiana State University, B.S. in Accounting

Harvard Business School Advanced Management Program

OUR BOARD AND OUR BOARD COMMITTEES

The Board directs and oversees the management of the business and affairs of the Company and serves as the ultimate decision-making body of the Company, except for those matters reserved to our shareholders. The Board oversees the Weatherford management team, to whom it has delegated responsibility for the Company's day-to-day operations. While the Board's oversight role is very broad and may concentrate on different areas from time to time, its primary areas of focus are strategy, oversight, governance and compliance, as well as assessing management and making changes as circumstances warrant. In many of these areas, significant responsibilities are delegated to the Board's Committees, which in turn are responsible for reporting to the Board on their activities and actions. Our Board has established the following committees: Audit; Compensation; Nominating and Governance; and Health, Safety and Environment, all of which are further described below. Members are as of the date of this proxy.

AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND GOVERNANCE COMMITTEE	HEALTH, SAFETY AND ENVIRONMENT COMMITTEE
Members: Mr. Bates, Mr. Hall (Vice Chair), Mr. Sledge (Chair)	**Members:** Mr. Glick, Mr. Goldman (Chair), Mr. Hall	**Members:** Mr. Bates, Mr. Glick (Chair), Mr. Goldman Ms. Mutschler	**Members:** Mr. McCollum, Ms. Mutschler (Chair), Mr. Sledge
Primary Responsibilities: • Overseeing the integrity of our financial reporting process and systems of internal accounting and financial controls; • reviewing our financial statements; • overseeing our compliance with legal and regulatory requirements; • together with the Board, being responsible for the appointment, compensation, retention, and oversight of our independent auditor; • overseeing our independent auditor's qualifications and independence; and • overseeing the performance of our internal assurance function, including internal audits and investigations, and our independent auditor.	**Primary Responsibilities:** • Monitoring and reviewing the Company's overall compensation and benefits program design to ensure program discourages excess risk taking; • assessing compensation program's continued competitiveness and consistency with compensation philosophy, corporate strategy and objectives; • reviewing and approving corporate goals and objectives; • reviewing, with the CEO, and approving each component of compensation of our executive officers; • selecting appropriate compensation peer groups; and • making decisions regarding severance, executive compensation plans, incentive compensation plans and equity-based plans and administering such plans.	**Primary Responsibilities:** • Identifying individuals qualified to serve as Board members; • recommending director nominees for each annual general meeting of shareholders, to fill any vacancies, and recommending directors for each committee; • reviewing and structuring our compensation policy regarding fees and equity compensation paid and granted to our directors; • reviewing and recommending changes to the Company's Corporate Governance Principles for Board approval; • overseeing the Board in its annual review of the Board's and management's performance; • overseeing director education; • oversee the Company's risk-management process in relation to corporate governance and business standards; and • succession planning for the Company's CEO and reviewing CEO's succession planning for other executive officers.	**Primary Responsibilities:** • Reviewing the Company's policies relating to quality, health, safety, security, environmental stewardship, and corporate responsibility and overseeing adherence and enforcement of these policies and related programs; • overseeing the Company's initiatives to promote safety awareness among all employees; • reviewing strategy and resources of the Company's QHSSE organization and approving the annual QHSSE plan, including related processes; • reviewing periodic updates on significant technology, health, safety, environmental and sustainable-development and social and public policy issues; • reviewing findings related to any QHSSE incident and making periodic facility visits; • ensuring annual preparation and review of a sustainability report; and • assisting the Board with oversight of the Company's risk-management and security processes.
Meetings in 2019: 7	**Meetings in 2019:** 5	**Meetings in 2019:** 4	**Meetings in 2019:** 3

CORPORATE GOVERNANCE MATTERS

Our Board believes sound corporate governance processes and practices, as well as high ethical standards, are critical to handling challenges and to achieving business success. We embrace leading governance practices and also conduct ongoing reviews of our governance structure and processes to reflect shareholder input and changing circumstances. Below are highlights of our corporate governance practices and principles.

HIGHLIGHTS

Director Independence	✓ 6 out of 7 of our directors are independent.
Chairman of the Board	✓ We have an independent Chairman of the Board who, among other items: • reviews Board meeting schedules and agendas to assure there is an adequate number of scheduled meetings and sufficient time for discussion of all agenda items and all topics deemed important by the independent directors are included; • presides at all meetings of the Board, including executive sessions, and can call for executive sessions of the Board's independent directors, if and when deemed appropriate; • leads the Board's annual evaluation of the Chief Executive Officer; • monitors and collaborates with management regarding corporate governance matters; and • is available for communication with shareholders, in coordination with management, when appropriate.
Committee Structure	✓ Our Committees, other than the Health, Safety and Environment Committee, are composed entirely of independent directors; on an annual basis, the Nominating and Governance Committee evaluates and recommends Committee chairman to the Board and assesses the appropriateness of any further chair rotations.
Executive Sessions	✓ Independent directors meet regularly in executive session, including after all regularly scheduled meetings; in 2019, executive sessions were held at each of the regularly scheduled Board meetings and, if appropriate, certain Committee meetings.
Annual Voting	✓ Each member of our Board is elected annually with a majority voting standard for uncontested elections.
Annual Board and Committee Self Evaluation	✓ The Board and each Committee conduct annual self-evaluations. In addition, each independent director normally completes an individual evaluation of each other director. However, given that our current Board and Committees were appointed on December 13, 2019 and held only one Board meeting before the end of 2019, we did not request that the directors complete our typical annual self-evaluations. We expect to resume the annual self-evaluations by the Current Board and each Committee for this fiscal year.
Share Ownership Guidelines	✓ Subject to a five-year transition period, our directors are required to own at least five times their annual cash retainer; our CEO is required to own at least six times his annual base salary; and our other named executive officers ("NEOs") are required to own three times their annual base salary.
Risk Oversight	✓ Our entire Board is responsible for risk management of the Company, and our Committees have particular oversight of certain key risks, including those that are identified in the Company's enterprise risk management program.
Succession Planning	✓ CEO succession planning is done annually in executive session; additionally, the CEO reports to the Board on at least an annual basis concerning management development and succession planning for all other key positions.
Code of Business Conduct	✓ We have a robust and comprehensive Code of Business Conduct that applies to all employees and each director.
No Hedging of Company Securities	✓ We prohibit our directors and executives from engaging in hedging or derivative transactions involving our securities.
No Pledging of Company Securities	✓ We prohibit our directors and executives from pledging our securities. No director nominees or executives currently pledge any of our securities.

ADDITIONAL BOARD INFORMATION

Board Meetings: During 2019, the Board met 16 times; all of the directors participated in at least 75% of all Board of Directors and respective committee meetings. It is our policy that directors are expected to attend each annual general meeting of shareholders. However, last year due to our having entered into the Restructuring Support Agreement and impending financial restructuring filings, only one of our directors attended last year's meeting. The current Board attended all 2019 meetings after their appointment upon emergence from bankruptcy.

Committee Charters: The charter for each Committee of our Board of Directors is available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then the name of the applicable committee charter.

Independence: Each Committee other than the Health, Safety and Environment Committee, is composed entirely of independent directors.

Committee Members: The Board has determined that each member of the Audit Committee is "financially literate" pursuant to the listing standards of the NYSE and that each member is also an "audit committee financial expert," as defined by applicable U.S. Securities and Exchange Commission (the "SEC") rules, because of each of their individual extensive financial experience. All members of the Compensation Committee satisfy the qualification standards of Section 16 of the Exchange Act.

Additional information regarding Corporate Governance at Weatherford can be found on our website at *www.weatherford.com* in the "Investor Relations" section.

RISK MANAGEMENT OVERSIGHT

The Board has implemented an Enterprise Risk Management (ERM) system to identify and evaluate varying levels of risk and their potential impact on the enterprise, as well as steps to further mitigate those risks. Management representatives of the ERM committee present quarterly to the Audit Committee and annually to the full Board. Therefore, the Board is responsible for the oversight of overall risk management for the Company, and the Audit Committee is responsible for financial and compliance reporting as well as risk assessment.

As part of its oversight function, the Audit Committee discusses and implements guidelines and policies concerning financial and compliance risk assessment and management, including the process by which major financial and compliance risk exposure is monitored and mitigated. The Audit Committee works with members of management to assess and monitor risks facing the Company's business and operations, as well as the effectiveness of the Company's guidelines and policies for managing and assessing financial and compliance risk. The Audit Committee meets and discusses, as appropriate, issues regarding the Company's risk management policies and procedures directly with those individuals responsible for day-to-day risk management in the Company's assurance and compliance departments. The Audit Committee has also established policies and procedures for the pre-approval of all services provided by the independent registered public accounting firm as described in "Audit Committee Pre-Approval Policy" in this Proxy Statement. In addition, the Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company regarding its accounting, internal controls, Code of Conduct and other matters.

The Nominating and Governance Committee periodically provides oversight with respect to risks associated with our corporate governance policies and practices, including our Corporate Governance Principles. The Nominating and Governance Committee also oversees and reviews, on an annual basis, an evaluation of the Board, each of our Board committees, a director peer evaluation, and compliance with the Minimum Share Ownership Guidelines. The results of those evaluations are also considered as part of the Nominating and Governance Committee's recommendations for Committee service and rotation, as appropriate.

The Compensation Committee reviews our compensation plans and practices to ensure they do not encourage excessive risk-taking and, instead, encourage behaviors that support sustainable value creation.

Our Health, Safety and Environment Committee oversees the Company's policies and practices to promote good stewardship, to encourage safety awareness, to monitor safety performance and to provide suggestions to management for the resolution of health, safety and environmental concerns, all with a view towards reducing risks in those areas.

SUCCESSION PLANNING AND LEADERSHIP DEVELOPMENT

In addition to oversight of risk management, one of the priorities of our Board is to ensure that the Company has a long-term and evolving program for effective leadership development and succession. Our Board is committed to talent management and ensuring strong and effective leadership in the Company's global management structure. Throughout the year, the Board is presented with high-potential leadership candidates and regularly updated on key talent metrics, including diversity, recruiting and development programs. The CEO reports to the Board on an annual (or more frequent, as needed) basis concerning management development and succession planning for other key positions. In addition, the Nominating and Governance Committee conducts annual CEO succession planning in executive session.

COMMITTEE ROTATION

We are committed to reviewing our Board composition, and to pursuing opportunities for refreshment. Upon our emergence from our financial restructuring, our prior independent directors resigned and were replaced with six new independent directors pursuant to the terms of the Second Amended Plan. Following their appointment to the Board upon our emergence from bankruptcy on December 13, 2019, these new directors were assigned to committees upon the vote of the entire Board. The Nominating and Governance Committee will consider potential committee rotations and refreshment when making its recommendations for the Board nominees for the 2021 Annual General Meeting.

LENGTH OF SERVICE

In reviewing each director's continuation on the Board, the Nominating and Governance Committee will consider each director's independence as well as skills, experience, number of other public and private company boards on which the individual serves, the composition of the Board at that time, history of attendance and effectiveness at meetings attended and other criteria in the context of the needs of the Company and the membership requirements described above. No director shall serve on the Board for more than ten (10) years.

DIRECTOR INDEPENDENCE

The Board has affirmatively determined that each non-employee director is independent under the rules of the NYSE and the SEC. As contemplated by NYSE rules, the Board has adopted categorical standards to assist it in making independence determinations. These standards are available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then "Corporate Governance Principles." However, in making independence determinations, the Board considers and reviews all relationships with each director, whether or not they fall within the categorical standards. None of the independent directors had relationships relevant to an independence determination that were outside the scope of the Board's categorical standards.

RELATED PERSON TRANSACTIONS

Our Board has adopted a policy regarding related person transactions as part of a comprehensive governance program. This policy regarding transactions between us or any of our affiliates and our directors, executive officers and other employees is set forth in writing in our Corporate Governance Principles and our Code of Business Conduct. These documents are available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Company Information," then "Corporate Governance," then "Corporate Documents," then selecting "Corporate Governance Principles" or "Code of Business Conduct," as applicable. We also have a Supplemental Code of Business Conduct that applies to our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, which is available in the same location under "Supplemental Code of Conduct." The Board believes these documents promote the effective functioning of the Board, its Committees and management. Accordingly, they are periodically reviewed and revised, as appropriate.

If an actual or potential conflict of interest arises for any director, the director is required to notify the Board and is not allowed to participate in any discussions or vote on any transaction associated with the actual or potential conflict of interest. The Board approves any transactions with our Chief Executive Officer and our Chief Executive Officer approves any transactions with any other executive officer.

INDEPENDENT CHAIRMAN AND EXECUTIVE SESSIONS

The Board periodically examines its structure based on the existing and future needs of the Company to ensure its composition delivers the greatest long-term shareholder value. In 2017, the Board determined it was the appropriate time to separate the roles of Chief Executive Officer and Chairman. Mr. Bates, an independent director, serves as Chairman of the Board and our President and CEO, Mr. McCollum, serves as a director.

Mr. Bates, as Chairman, oversees executive sessions, which provide the Board with the ability to independently evaluate management and openly discuss strategic and other business issues involving the Company, ensuring that the Company is upholding high standards of corporate governance. Executive sessions are held after all regularly scheduled Board and, if appropriate, Committee meetings, and at such additional times as may be needed. In 2019, executive sessions of the independent directors were held at each of the four regularly scheduled Board meetings, plus additional special Board meetings.

For information on how to communicate with our Chairman and other directors, please see the "Communication with Directors" section on page 14.

DIRECTOR NOMINATIONS

In obtaining the names of possible director nominees, the Nominating and Governance Committee conducts its own inquiries and considers suggestions from other directors, management, shareholders and professional director search firms. The Committee's process for evaluating nominees identified in unsolicited recommendations from shareholders is the same as its process for unsolicited recommendations from other sources.

The Nominating and Governance Committee will consider nominees recommended by shareholders who submit their recommendations in writing to Chairman, Nominating and Governance Committee, care of the Corporate Secretary, Weatherford International plc, 2000 St. James Place, Houston, Texas 77056. Recommendations received by the dates set forth in the "Proposals By Shareholders" section on page 27 will be considered for inclusion in the slate of director nominees to be presented at the annual general meeting in the following year. Unsolicited recommendations must contain the name, address and telephone number of the potential nominee, a statement regarding the potential nominee's background, experience, expertise and qualifications, a signed statement confirming his or her willingness and ability to serve as a director and abide by our corporate governance policies, his or her availability for a personal interview with the Nominating and Governance Committee and evidence that the person making the recommendation is a shareholder of Weatherford.

The Nominating and Governance Committee believes that nominees should possess the highest personal and professional ethics, reputation, integrity and values and be committed to representing the long-term interests of our shareholders. Directors should have a record of accomplishment in their chosen professional field and demonstrate sound business judgment. Directors must be willing and able to devote sufficient time to carrying out their duties and responsibilities effectively, including attendance at and participation in Board and Committee meetings (which are held in Houston, Texas), and should be committed to serve on the Board for an extended period of time. The Nominating and Governance Committee will consider independence, diversity of viewpoints, backgrounds and experience, including a consideration of gender, ethnicity, race, country of citizenship and age in determining whether a candidate will be an appropriate fit with, and an asset to, the Board of Directors. When considering existing directors, the Nominating and Governance Committee evaluates their history of attendance at Board and Committee meetings as well as contributions and effectiveness at such meetings.

Shareholders who wish to have a nominee considered by our shareholders at the Annual General Meeting must comply with the deadlines and procedures set forth in our articles of association. Please see "Proposals by Shareholders" in this Proxy Statement on page 27 for more information.

COMMUNICATION WITH DIRECTORS

Any shareholder or other interested party that desires to communicate with the Board of Directors or any of its specific members, including the Chairman or the directors as a group, should send their communication to the Corporate Secretary, Weatherford International plc, 2000 St. James Place, Houston, Texas 77056. All such communications will be forwarded, as appropriate, to the members of the Board.

We welcome input from our institutional and individual shareholders, regardless of the number of shares owned. Shareholders may also direct their comments to our U.S. Investor Relations Department in writing at 2000 St. James Place, Houston, Texas 77056 or Telephone +1 (713) 836-4000.

DIRECTOR COMPENSATION

Historically, we have used a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting independent director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company, including the number and location of meetings, as well as the level of knowledge and experience that we require of and expect from each member of our Board. Our Nominating and Governance Committee is responsible for reviewing and structuring our compensation policy regarding fees and compensation paid and granted to our independent directors.

In April of 2018, the Nominating and Governance Committee undertook a comprehensive evaluation of director fees. They considered the most recent peer group information, market practice and information provided by Meridian Compensation Partners ("Meridian"), our compensation consultant at the time, as well as the pros, cons and economics of meeting fees (previously used) versus flat fees. They also considered our transition in 2017 to an independent Chairman of the Board. Ultimately desiring to simplify compensation, the Nominating and Governance Committee approved a flat cash-based fee of $135,000 per year, paid quarterly, and an annual grant of $185,000 of share-based incentive compensation in the form of restricted share units, with the following additional retainers for the Chairman and Committee chairs. The Nominating and Governance Committee also eliminated additional fees for Audit Committee members.

Type of Fee	2019 Amount
Additional Annual Cash Retainer – Audit Committee Chairman	$22,500
Additional Annual Cash Retainer – Compensation Committee Chairman	$17,500
Additional Annual Cash Retainer – Nominating and Governance Committee Chairman	$15,000
Additional Annual Cash Retainer – Health, Safety and Environment Committee Chairman	$15,000
Additional Annual Cash Retainer – Chairman	$100,000
Additional Annual Share-Based Incentive Compensation – Chairman	$100,000

Annual retainers are paid quarterly in advance. We do not compensate Mr. McCollum, our CEO, for his service on the Board.

On March 27, 2019, in response to the Company's extremely depressed share price and the lack of available authorized equity, the Board approved a change to the 2019 non-employee directors' compensation. In prior years, an annual grant of approximately $185,000 of director compensation was paid in the form of restricted share units, with the Chairman receiving an additional annual grant of $100,000 of restricted share units. Beginning in the second quarter of 2019, the annual amount previously paid to our non-employee directors in restricted share units was instead paid in cash, quarterly in advance.

Until we emerged from bankruptcy, the Compensation Committee and the Nominating and Governance Committee retained Meridian as an independent compensation consultant to advise on compensation matters. Meridian provided the Nominating and Governance Committee with comparative market data regarding board compensation practices and programs; analyses of publicly available information on our peer group; information regarding industry practices; as well as vesting and valuation information and analysis.

Upon our emergence from bankruptcy, the newly appointed Compensation Committee retained Lyons, Benenson & Company Inc. as its independent compensation consultant to advise on compensation matters. Following an analysis and comprehensive review of our non-employee director compensation program with Lyons, Benenson & Company, Inc., on the recommendation of the Compensation Committee, the Board approved the following compensation structure for our directors:

Type of Fee	New Amount
Regular Director Board service annual cash retainer	$100,000
Regular Director Board service annual equity retainer	$200,000
Non-Executive Chair annual cash retainer	$145,000
Non-Executive Chair annual equity retainer	$292,000
Audit Committee Chair annual cash retainer	$20,000
Audit Committee Member annual cash retainer	$10,000
Compensation Committee Chair annual cash retainer	$15,000
Compensation Committee Member annual cash retainer	$7,500
Nominating and Governance Committee Chair annual cash retainer	$10,000
Nominating and Governance Committee Member annual cash retainer	$5,000
HSE Committee Chair annual cash retainer	$15,000
HSE Committee Member annual cash retainer	$7,500

The above covers up to 10 meetings per year for the full Board and each of its Committees. An additional fee of $1,500 per meeting shall be paid to each director for meetings exceeding that threshold. Cash retainers will be paid quarterly, in advance and will be prorated for the period between December 13, 2019, and December 31, 2019. Equity compensation shall be structured as grants of restricted stock units ("RSUs") determined using the grant date fair value under ASC Topic 718 with a grant date to be selected for the current grant and for future years. The RSUs will vest on the first anniversary of the grant date with accelerated vesting in the event of death, disability and change in control. Delivery of the shares underlying the RSUs shall be deferred until the six month anniversary of the conclusion of a director's board services, at the election of each director.

On April 13, 2020, in response to the global COVID-19 pandemic and the sudden drop in oil and gas prices in March 2020, the Company's non-employee directors voluntarily agreed to temporarily reduce their compensation in 2020. The annual cash retainer payments for non-employee directors will temporarily be reduced by $5,000 a quarter, equal to $20,000 annualized, effective July 1, 2020. The annual equity retainer for non-employee directors granted on April 13, 2020 (the "Grant Date") in respect of the one-year period commencing on the Grant Date (the "Annual Grant Period") and the amount due in respect of the period served on the Board from December 13, 2019 through April 12, 2020, will be paid in cash, and the amount with respect to the Annual Grant Period will be subject to prorata clawback in the event a non-employee director voluntarily resigns form the Board prior to the one-year anniversary of the Grant Date.

2019 DIRECTOR COMPENSATION

The following table sets forth the compensation paid to each of our independent directors for the year ended December 31, 2019. Information about Mr. Mark A. McCollum, our President and Chief Executive Officer, is listed in the 2019 Summary Compensation Table in this Proxy Statement.

Name	Fees Earned or Paid in Cash ($)(4)	Share Awards ($)(4)(5)	All Other Compensation ($)(6)	Total ($)
Mohamed A. Awad (1)	273,750	–	10,251	284,001
Roxanne J. Decyk (1)	273,750	–	–	273,750
John D. Gass (1)	291,250	–	–	291,250
Emyr Jones Parry (1)	288,750	–	–	288,750
Francis S. Kalman (1)	296,250	–	–	296,250
David S. King (1)	273,750	–	–	273,750
William E. Macaulay (2)	463,750	–	–	463,750
Angela A. Minas (1)	273,750	–	–	273,750
Guillermo Ortiz (1)	273,750	–	10,254	284,004
Thomas R. Bates, Jr. (3)	43,736	–	–	43,736
John F. Glick (3)	35,442	–	–	35,442
Neal P. Goldman (3)	36,196	–	–	36,196
Gordon T. Hall (3)	35,442	–	–	35,442
Jacqueline C. Mutschler (3)	36,196	–	–	36,196
Charles M. Sledge (3)	38,458	–	–	38,458

(1) Director served from January 1, 2019 until our emergence from bankruptcy on December 13, 2019.

(2) Mr. Macaulay served as the Chairman of the Board and a director until his death on November 26, 2019.

(3) Director appointed as part of our emergence from bankruptcy effective on December 13, 2019.

(4) As stated above, in addition to their cash fees, independent directors were paid an additional quarterly dollar amount, in advance of each quarter, representing one quarter of the value of the annual restricted share units that the directors would have otherwise received ($285,000 annually for Mr. Macaulay as our Chairman prior to his death on November 26, 2019 and $185,000 annually for all other directors on our board prior to emergence from bankruptcy on December 13, 2019).

(5) As of December 31, 2019, none of our past or current independent directors held any outstanding restricted share unit awards.

(6) Amounts for 2019 consist of social contribution and withholding taxes paid on behalf of certain directors due to their non-U.S. tax residence. We believe this compensation helps us attract and retain qualified international directors.

AGENDA ITEM 2 – RATIFY APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZE AUDITORS' REMUNERATION

The Board of Directors recommends that you vote "FOR" this proposal.

KPMG LLP and KPMG Chartered Accountants, Dublin (collectively, "KPMG") served as the independent and Irish statutory auditors, respectively, for Weatherford for the year ended December 31, 2019. The Board, upon the recommendation of the Audit Committee, is asking our shareholders to ratify the appointment of KPMG LLP as our independent registered public accounting firm and auditor for the year ending December 31, 2020 and KPMG Chartered Accountants, Dublin as our statutory auditor under Irish law to hold office until the close of the 2021 AGM and to authorize the Board of Directors, acting through the Audit Committee, to determine the auditors' remuneration. The selection of KPMG LLP as the independent registered public accounting firm for 2020 and KPMG Chartered Accountants, Dublin as Irish statutory auditor to hold office until the close of the 2021 AGM was approved by the Board, on the recommendation from the Audit Committee, on January 22, 2020.

An ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal.

Representatives of KPMG will be present at the Annual General Meeting to respond to any appropriate shareholder questions and will be given an opportunity to make a statement if they so desire.

FEES PAID TO KPMG

The following table presents fees for professional audit services rendered by KPMG for the audit of the annual consolidated financial statements and statutory financial statements of Weatherford for the years ended December 31, 2019 and December 31, 2018 and fees billed for other services rendered by KPMG during those periods. All fees were approved by the Audit Committee pursuant to its pre-approval policy.

	2019	2018
Audit fees(1)	$15,972,000	$13,787,000
Audit-related fees(2)	18,000	–
Tax fees(3)	353,000	194,000
All other fees(4)	1,315,000	–
TOTAL	$17,658,000	$13,981,000

(1) Audit fees consist of professional services rendered for the audit of Weatherford's annual financial statements, the audit of the effectiveness of Weatherford's internal controls over financial reporting and the reviews of Weatherford's quarterly financial statements. This category also includes fees for issuance of comfort letters, consents, assistance with and review of documents filed with the SEC, statutory audit fees, work performed by tax professionals in connection with the audit and quarterly reviews and accounting consultations and research work necessary to comply with the standards of the Public Company Accounting Oversight Board (United States). Fees are presented in the period to which they relate versus the period in which they were billed.

(2) Audit-related fees include consultations concerning financial accounting and reporting matters not required by statute or regulation.

(3) Tax fees consist of non-U.S. tax compliance, planning and U.S./non-U.S. tax-related consultation.

(4) Other services performed include certain other advisory services and do not include any fees for financial information systems design and implementation.

AUDIT COMMITTEE PRE-APPROVAL POLICY

The Audit Committee has established a pre-approval policy for all audit and non-audit services to be provided by our independent auditor, which was updated on June 19, 2018. There are two types of pre-approval. "General" pre-approval is based on pre-determined types of services. "Specific" pre-approval is required for certain types of services or if a service is expected to exceed budgeted amounts. "Specific" pre-approval must be obtained through direct communications with the Audit Committee or the Chairman of the Audit Committee, to whom the Audit Committee has delegated pre-approval authority. The Chairman must report any pre-approved decisions to the Audit Committee at its next scheduled meeting. During 2019, all audit and non-audit services performed by the independent auditor were subject to, and were approved pursuant to, the pre-approval policy.

The Audit Committee has designated the Company's Chief Assurance Officer to monitor and report on the performance of all services provided by our independent auditor and to determine whether such services are in compliance with the pre-approval policy. Accordingly, the Chief Assurance Officer periodically reports to the Audit Committee regarding the results of his monitoring.

AUDIT COMMITTEE REPORT

April 27, 2020

The Audit Committee represents and assists the Board in providing independent, objective oversight of the Company's accounting functions and internal control over financial reporting. The Audit Committee acts under a charter which is available on the Company's website at www.weatherford.com under "Investor Relations," then "Corporate Governance," then "Corporate Documents," then Audit Committee Charter. The Board has determined that each member of the Audit Committee satisfies the requirements of the NYSE as to independence, financial literacy and expertise. In addition, each member of the Audit Committee qualifies as an independent director and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Irish Companies Act 2014.

Management is responsible for the Company's financial statements and the reporting process, including the system of disclosure controls and procedures and internal control over financial reporting.

KPMG LLP, the Company's independent registered public accounting firm, is responsible for expressing an opinion on the conformity of our financial statements with accounting principles generally accepted in the United States and on the effectiveness of the Company's internal control over financial reporting.

In discharging its oversight role, the Audit Committee has:

- reviewed and discussed with management the audited financial statements of Weatherford International plc as of and for the year ended December 31, 2019; and

- discussed with KPMG LLP the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees,* as amended, as adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed with KPMG LLP their independence.

The Audit Committee and the Board believe that, due to KPMG LLP's knowledge of the Company and the industry in which the Company operates, it is in the best interest of the Company and its shareholders to continue the retention of KPMG LLP to serve as the Company's independent registered public accounting firm. Although the Audit Committee has the sole authority to appoint the independent registered public accounting firm, the Audit Committee recommends that the Board ask the shareholders to ratify the appointment of the independent registered public accounting firm at the 2020 Annual General Meeting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Annual Report on Form 10-K of Weatherford International plc for the year ended December 31, 2019.

Thomas R. Bates, Jr.

Gordon T. Hall *(Vice Chair)*

Charles M. Sledge *(Chair)*

AGENDA ITEM 3 – ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

The Board of Directors recommends that you vote "FOR" this proposal.

We are asking our shareholders to approve, on an advisory basis, the compensation of our NEOs pursuant to Section 14A of the Exchange Act, as disclosed in this Proxy Statement. While this vote is not binding on our Company, the results of the vote on this proposal will be carefully considered by the Board and the Compensation Committee when making future executive compensation decisions. We conduct annual advisory votes on NEOs compensation. Following the vote at the Annual Meeting, we expect that the next advisory vote on our compensation of our NEOs will take place at our 2021 Annual Meeting.

We urge you to carefully review the 2019 Summary Compensation Table and footnotes and related narrative discussion for more information regarding the compensation of our NEOs.

Historically, our compensation program has been designed and administered to:

- drive and reward strong business performance to create superior value for our shareholders;

- support key financial and strategic objectives through pay for performance;

- attract, retain and motivate individuals in key executive positions, while limiting non-performance based entitlements;

- provide a clear link between pay and performance, without encouraging excessive risk-taking; and

- require our executives to focus on both the short-term and long-term performance goals of the Company.

However, in 2019, we faced challenges that required the Compensation Committee and Board to make compensation decisions based on alternate factors. Initial executive compensation decisions for 2019 were determined by the Compensation Committee and Board before the Board had determined that the financial restructuring of the Company would require filing for bankruptcy. Specifically, in March 2019, the Company and its compensation advisors reviewed the Company's incentive plans to determine whether they continued to fulfill their purpose of retaining key employees and incentivizing key employees to perform at a high level. At that time, the Company's historical incentive plans consisted primarily of an annual cash bonus program and long-term equity incentive awards. However, after reviewing the Company's long-term incentive plans, the Company and the Compensation Committee determined that the current plans were not optimally effective in achieving their goals. Most significantly, because the ordinary shares of the Company were trading at extremely low prices, the Company did not have a large enough share reserve to continue to rely on our 2010 Omnibus Incentive Plan as a material retention and incentive tool in 2019.

As a result, the Company was unable to issue its historical long-term equity grants in 2019 to its employees, including the NEOs. In response, on March 27, 2019, the Board, on the recommendation of the Compensation Committee, determined to (i) suspend the Company's Executive Non-Equity Incentive Compensation Plan (the "EICP") with respect to 2019 and (ii) adopt (a) a new Executive Bonus Plan (the "EBP") and (b) new retention award letters (the "Retention Award Letters"), in each case for certain key employees, including the NEOs.

For 2019, the new EBP provided the Company a means of rewarding key employees based on the overall performance of the Company and the achievement of certain quarterly and cumulative performance goals in 2019, as established by the Compensation Committee. Each individual participant was provided a cash target bonus opportunity set by the Compensation Committee.

In addition to the EBP, the Company also entered into Retention Award Letters with the same key employees who participated in the EBP. Each such individual received a cash retention award (a "Retention Award") in an amount equal to a percentage of the recipient's annual base salary. The Retention Awards were payable in advance within 30 days after participants executed their individual Retention Award Letter. The material terms of the Retention Award Letters are described in the section "Annual Cash Incentive Compensation" below.

Effective upon our emergence from bankruptcy on December 13, 2019, all of our existing directors other than Mr. McCollum, our Chief Executive Officer, resigned and, in accordance with the terms of the Second Amended Plan, six directors designated by the Ad Hoc Noteholder Committee (as defined in the Second Amended Plan) were appointed to our Board. 2019 executive compensation decisions were made by the Board and members of the Compensation Committee who resigned effective upon our emergence from bankruptcy in accordance with the terms of the Second Amended Plan.

We believe the information in this Proxy Statement demonstrates the design and implementation of a compensation program in 2019 that was necessary in order to align shareholders' and management's interests given the constraints and challenges resulting in the Company's ultimate decision to complete its financial restructuring through bankruptcy proceedings. Accordingly, the current Board of Directors recommends that shareholders approve the compensation program that was implemented for 2019 by approving the following resolution:

"RESOLVED, that the shareholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers disclosed pursuant to Item 402 of Regulation S-K, including the Executive Compensation section of the Proxy Statement for the Company's 2020 Annual General Meeting of Shareholders, which includes the 2019 Summary Compensation Table and footnotes and accompanying narrative discussion."

An ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against,") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal.

EXECUTIVE COMPENSATION TABLES

INTRODUCTION

We are currently considered a smaller reporting company for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as limited narrative disclosures. Further, our reporting obligations extend only to the individuals serving as our chief executive officer and our two other most highly compensated executive officers at the end of the fiscal year. We have included Mr. Bausch who would have been one of the two other most highly compensated individuals except that his employment with the company was terminated effective December 6, 2019. Similarly, we have included Mr. Fraser who served as our Interim Chief Financial Officer when Mr. Bausch stepped down. We refer to these individuals below as our "named executive officers" for the year ended December 31, 2019:

Name	Age	Position
Mark A. McCollum	61	President, Chief Executive Officer and Director
Karl Blanchard	60	Executive Vice President and Chief Operating Officer
Christina M. Ibrahim	52	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Christoph Bausch(a)	56	Former Executive Vice President and Chief Financial Officer
Stuart Fraser(b)	52	Vice President and Chief Accounting Officer and Interim Chief Financial Officer

(a) Mr. Bausch was our Executive Vice President and Chief Financial Officer from December 2016 until he stepped down from that position effective November 14, 2019. He remained with the Company to assist in the transition of his duties until December 6, 2019.

(b) Mr. Fraser was appointed as our Interim Chief Financial Officer when Mr. Bausch stepped down from that position effective November 14, 2019.

2019 SUMMARY COMPENSATION TABLE

This table shows the total compensation paid for the years ended December 31, 2019, 2018 and 2017 to our NEOs, including certain former Chief Financial Officer.

Name and Principal Position	Year	Salary ($)	Bonus ($)(e)	Stock Awards $(f)	Non-Equity (Cash) Incentive($)(g)	All other Compensation ($)(h)	Total ($)
Mark A. McCollum	2019	1,000,000	–	–	5,367,875	236,428	6,604,303
President and Chief Executive Officer(a)	2018	1,000,000	–	7,286,322	579,600	130,510	8,996,432
	2017	687,500	–	9,460,693	279,167	31,027	10,458,387
Karl Blanchard	2019	700,000	–	–	2,506,588	17,687	3,224,275
Executive Vice President and Chief Operating Officer(b)	2018	700,000	–	3,000,256	338,100	15,735	4,054,091
	2017	255,208	–	2,545,810	86,290	7,414	2,894,722
Christina M. Ibrahim	2019	625,000	–	–	1,815,322	176,816	2,617,138
Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary	2018	625,000	–	1,714,433	301,875	142,344	2,783,652
	2017	625,000	–	2,183,701	362,500	64,028	3,235,229
Christoph Bausch	2019	614,545	–	–	1,970,106	5,119,954	7,704,605
Former Executive Vice President and Chief Financial Officer(c)	2018	657,131	–	2,464,493	313,950	200,111	3,635,685
	2017	634,844	–	2,292,891	253,125	629,000	3,809,860
Stuart Fraser	2019	425,000	46,292	–	748,760	117,963	1,338,015
Vice President and Chief Accounting Officer and Interim Chief Financial Officer(d)	2018	425,000	–	542,112	149,893	100,363	1,217,368

(a) Mr. McCollum joined the Company in April 2017.

(b) Mr. Blanchard joined the Company in August 2017.

(c) Mr. Bausch served as our Chief Financial Officer until he stepped down from that role effective November 14, 2019. He was paid in Swiss francs (CHF). Cash compensation shown above is translated to USD using monthly rates for each pay period.

(d) Mr. Fraser was appointed as our Interim Chief Financial Officer when Mr. Bausch stepped down from that position effective November 14, 2019. He became our Chief Accounting Officer in April 2018. He was not an NEO in 2017 and therefore his compensation is not shown for that year. The Non-Equity Incentive amount reflected in the table for 2018 includes Mr. Fraser's achievement under the Company's Management Bonus Plan prior to his promotion to Chief Accounting Officer in addition to his achievement under the EICP.

(e) Mr. Fraser was awarded a discretionary bonus in recognition of, among others, his outstanding leadership and effort relating to our financial restructuring beginning in the fourth quarter of 2019 and continuing through the first quarter of 2020. The discretionary bonus was paid in 2020 and the amount in the table reflects the prorated amount earned in 2019.

(f) Assumptions used in the calculation of these amounts are included in Note 17 (Share-Based Compensation) to the audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019. In March 2019, after reviewing the Company's incentive plans, the Company and the Compensation Committee determined that the current plans were not optimally effective in achieving their goals. Most significantly, because the ordinary shares of the Company were trading at extremely low prices, the Company did not have a large enough share reserve to continue to rely on our 2010 Omnibus Incentive Plan as a material retention and incentive tool. Therefore, no share awards were granted to our NEOs during 2019. See also "Annual Cash Incentive Compensation" and "Long-Term Equity Incentive Compensation" below.

(g) During 2019, each of our NEOs was eligible to participate in our Executive Bonus Plan ("EBP"), which replaced the Company's Executive Non-Equity Incentive Compensation Plan with respect to our fiscal year 2019. The EBP provided a means of rewarding key employees based on the overall performance of the Company and the achievement of certain quarterly and cumulative performance goals in 2019. Each individual participant was provided a cash target bonus opportunity set by the Compensation Committee. Each participant was eligible to receive up to 200% of his or her target bonus if stretch performance was achieved. Payments were made in cash quarterly. The target bonus opportunities and actual payment for the NEOs are set forth in the table below:

Executive	Target Payout ($)	Actual Payout ($)
McCollum	7,000,000	3,367,875
Blanchard	2,300,000	1,106,588
Ibrahim	1,175,000	565,322
Bausch	1,650,000	670,106
Fraser	231,250	111,260

At the same time, the Company entered into Retention Award Letters with the same key employees who participate in the EBP. Each such individual received a cash retention award in an amount equal to a percentage of the recipient's annual base salary. The retention award for the NEOs are set forth in the table below:

Executive	Retention Award ($)
McCollum	2,000,000
Blanchard	1,400,000
Ibrahim	1,250,000
Bausch	1,300,000
Fraser	637,500

(h) All Other Compensation for 2019 consists of the following:

Name	Matching Contribution and Other Contribution Plans ($)(1)	Life Insurance Premiums ($)	Relocation & Geographic Differential ($)	Housing, Schooling and Other ($)	Gross-ups and Net Taxes Paid ($)(2)	Termination Pay ($)(3)
McCollum	38,134	9,432		–	188,862	–
Blanchard	11,200	6,487	–	–	–	–
Ibrahim	28,267	2,795	–	–	145,754	–
Bausch	34,485	2,084	192,238	291,158	1,034,023	3,565,966
Fraser	20,838	1,864	–	25,695	69,566	–

(1) Mr. Bausch was a participant in the Weatherford International Swiss Pension Plan. In addition, contributions were made to the Swiss Pension Plan for Mr. McCollum, Ms. Ibrahim and Mr. Fraser in conjunction with their time spent working in Switzerland. Mr. McCollum, Mr. Blanchard, Ms. Ibrahim and Mr. Fraser are participants in the U.S. 401(k) plan. Amounts shown represent Company contributions to these plans.

(2) Gross-ups and Net Taxes Paid represent the difference between amounts paid on behalf of the executive during the year for social contributions and taxes and amounts withheld from the executive's compensation during the year for hypothetical taxes, if applicable. For Mr. Bausch, the amount also includes an estimate of taxes to be paid in the future related to the termination pay he received in December 2019.

(3) In connection with the separation of Mr. Bausch from the Company effective December 6, 2019, and in accordance with the terms of his Change in Control Agreement (as amended) and our severance and termination benefits, the amount in the table includes employer medical premiums of $70,016, accrued vacation of $139,118, a prorated 2019 bonus calculated at $839,757, and an additional severance payment amount of $2,517,075.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE

The following is a discussion of material factors necessary to an understanding of the information disclosed in the Summary Compensation Table.

BASE SALARY

Base salary provides a fixed level of compensation to the executive that is representative of his or her skills, responsibilities and experience. Base salaries for our executive officers are reviewed annually. Proposed changes to base salaries are reviewed by the Compensation Committee following recommendations from the CEO (excluding his own base salary) and the Senior Vice President of Human Resources. The Compensation Committee does not rely on predetermined formulas or criteria when evaluating executive base salaries but considers comparable market data provided by its independent compensation consultant. The Compensation Committee also considers individual contributions, retention and succession planning concerns in setting base salaries.

Market volatility due to the Covid-19 pandemic and recent uncertainty in the global oil markets has disrupted the supply/demand equation, resulting in significant commodity price weakness and material reductions to the capital spending plans of our customers. In response to these developments, effective April 1, 2020, our executive officers voluntarily agreed to a 20% reduction in their base salaries for an indefinite period of time.

ANNUAL CASH INCENTIVE COMPENSATION

Our annual cash incentive compensation is generally structured to deliver payouts in line with market multiples when performance targets are achieved or exceeded. In 2019, the Company and its compensation advisors reviewed the Company's incentive plans to determine whether they continued to fulfill their purpose of retaining key employees and incentivizing key employees to perform at a high level. At that time, the Company's incentive plans consisted primarily of an annual cash bonus program and long-term equity incentive awards. After reviewing the Company's current incentive plans, the Company and the Compensation Committee determined that the current plans were not optimally effective in achieving their goals. Most significantly, because the ordinary shares of the Company had been trading at extremely low prices, the Company did not have a large enough share reserve to continue to rely on our 2010 Omnibus Incentive Plan as a material retention and incentive tool in the near future. As a result, the Company was unable to issue its historical long-term equity grants in 2019 to its employees, including the NEOs. In response, on March 27, 2019, the Board, on the recommendation of the Compensation Committee, determined to (i) suspend the Company's EICP with respect to 2019 and (ii) adopt (a) a new EBP and (b) new Retention Awards, in each case for certain key employees, including the NEOs. The actual EBP and Retention Awards are described in footnote (f) to the 2019 Summary Compensation Table above.

For 2019, the EBP provided a means of rewarding key employees based on the overall performance of the Company and the achievement of certain quarterly and cumulative performance goals in 2019 to be established by the Compensation Committee. Each individual participant was provided a cash target bonus opportunity set by the Compensation Committee. Each participant was eligible to receive up to 200% of his or her target bonus if stretch performance was achieved. Payments were made in cash quarterly in arrears and participants generally had to remain employed until the date the payment was made in order to receive payments under the EBP.

In addition to the EBP, the Company also entered into Retention Award Letters with the same key employees who participated in the EBP. Each such individual received a cash Retention Award in an amount equal to a percentage of the recipient's annual base salary (200% for the NEOs other than Mr. Fraser whose percentage was 150%). The retention awards were payable in advance within 30 days after participants accepted the terms. Under the Retention Award Letters, in the event a recipient of a Retention Award voluntarily terminated his or her employment, or the Company terminated such recipient's employment for Cause (as defined in each Retention Award Letter), in either case, before the first anniversary of the date on which the recipient received the Retention Award, then such recipient will be required to promptly repay to the Company the amount of the Retention Award. A recipient will not be required to repay a Retention Award in the event of termination of employment due to death or disability or by the Company without Cause subject to the recipient's (or in the case of the recipient's death, the recipient's legal representative's) execution of a release of claims against the Company. The Retention Award Letters also include certain restrictive covenants (including agreements not to solicit Company clients or employees for one year following termination and not to compete with the Company for six months following termination).

With the exception of 2019 and the adoption of the EBP and Retention Award Letters, during the first quarter of each year, the Compensation Committee has traditionally established the terms of any awards under our EICP, including the financial metrics and goals for each award. The EICP awards for NEOs are determined based on predetermined formulaic financial metrics aligned with the Company's strategic and financial goals. Given our recent emergence from bankruptcy, the instability in the oil and gas industry and the uncertainty in the markets as a result of the COVID-19 pandemic, the Company has not yet established the annual cash incentive compensation plan for 2020.

LONG-TERM EQUITY INCENTIVE COMPENSATION

Long-term equity incentives are designed to motivate management to enable the Company to achieve long-term performance improvements and serve to link a significant portion of compensation to shareholder returns. Consistent with the objectives and philosophy of our compensation programs, historically, the Company has issued awards of long-term equity compensation from time to time under our 2010 Omnibus Incentive Plan, as amended, and approved by our shareholders. We generally granted long-term equity awards annually in the first quarter to incentivize future performance. However, for 2019, due to the Company's extremely depressed share price and the lack of available authorized shares under our 2010 Omnibus Incentive Plan, the Committee temporarily discontinued the use of long-term equity as an appropriate vehicle to motivate and retain management. The new EBP and Retention Award Letters were intended to replace long-term incentive awards during 2019 given the limitations on our ability to grant long-term incentive awards caused by our depressed share price.

On emergence from bankruptcy, pursuant to the terms of the Second Amended Plan, we adopted the Weatherford 2019 Equity Incentive Plan (the "2019 EIP") by which shares are available for issuance. However, given our recent emergence from bankruptcy, the instability in the oil and gas industry and the uncertainty in the markets as a result of the COVID-19 pandemic, the Company has not yet reinstated the use of long-term equity for our NEOs and other employees and no grants were made in 2019 following the adoption of the 2019 EIP and our emergence from bankruptcy.

PERQUISITES

We provide our NEOs with limited perquisites and other personal benefits that we believe are reasonable and consistent with the practices of our peer group. Perquisites made available to our NEOs include matching contributions to our 401(k) plan and other contribution plans. The amounts of these perquisites are shown in the 2019 Summary Compensation Table and the related footnotes. Matching contributions to our 401(k) plan have been suspended Company-wide effective April 30, 2020.

EXPATRIATE BENEFITS

For our NEOs who are assigned to an international location outside of their home country or country of primary residence, we provide reasonable and customary expatriate benefits, including relocation expenses, housing allowance and educational expenses for dependent children. The types and values of expatriate benefits for each NEO are shown in the 2019 Summary Compensation Table and notes to that table.

We also provide NEOs who are on international assignment a benefit designed to absorb the additional tax burden resulting from their assignment. We believe these benefits are standard in our industry and generally apply to non-management expatriate employees as well. We believe the level of tax benefit provided is reasonable and not excessive. Further, we believe the cost to the Company of providing this benefit is reasonable in light of the benefits we receive in having our officers assigned outside their home country.

The tax policy provided to NEOs assigned to Switzerland receiving expatriate benefits, i.e., only Mr. Bausch (who is no longer with the Company) followed a hypothetical tax model in which 30% of his base salary and 35% for all other incentive compensation was deducted from his salary, bonus and equity income, with no deductions and no exemptions. The fixed hypothetical tax withholding was intended to be commensurate with a typical executive's effective home country tax rate and applied irrespective of whether the executives incur actual home country tax. Weatherford, in turn, pays income and social taxes on behalf of the executive to the extent required on company-related income. NEOs were responsible for home country and Swiss tax on their personal income. Many companies use a "tax equalization" method, in which the expatriate's taxes are calculated based on what they would be in his or her home country if he or she were not on an international assignment, and the Company reimburses the expatriate for all taxes above that amount. However, we believe the hypothetical tax approach reduces the administrative burden and costs associated with management and application of the policy.

OTHER GENERALLY AVAILABLE BENEFITS AND COMPENSATION

Our NEOs are eligible for additional Company-wide benefits on the same basis as other full-time employees. These include a 401(k) plan, as well as health, medical and welfare programs. We also pay life insurance premiums on their behalf. Additionally, our NEOs are entitled to severance benefits under: (i) with respect to all current NEOs, a Change in Control Agreement; (ii) with respect to Mr. McCollum, an individually tailored inducement arrangement; and (iii) with respect to all executive officers, excluding Mr. McCollum, our general severance guidelines.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

As a result of our emergence from bankruptcy and pursuant to the terms of the Second Amended Plan, all outstanding equity awards held by our NEOs vested immediately prior to our emergence from bankruptcy and were treated as issued and outstanding old ordinary shares. No additional grants of equity awards have been awarded since our emergence from bankruptcy. Therefore, at December 31, 2019, none of our NEOs held any outstanding equity awards.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following table lists the compensation and benefits that Weatherford would provide to our current NEOs in various scenarios involving a termination of employment or upon a change of control on December 31, 2019. For all of our NEOs, a change in control was triggered upon our emergence from bankruptcy on December 13, 2019. Compensation and benefits generally available to salaried employees are not included in the below.

Compensation Elements	Termination / Change of Control Scenarios			
	Retirement, Resignation, or Termination with Cause(1)(4)	Death or Disability	Change of Control without Termination of Employment(2)	Change of Control with Termination of Employment without Cause or for Good Reason(2)
	All NEOs	All NEOs	All NEOs	All NEOs
Base Salary	Ceases immediately	Ceases immediately(3)	Continues	Ceases immediately
Cash Severance	None	None	None	3x (salary plus average annual cash incentive)(4)
Annual Cash Incentive Compensation	Forfeited	Prorated for the year and based on actual performance	Quarterly bonus for the fourth quarter of 2019 under the EBP(5)	Prorated bonus based on target under the EBP less previous payments(5)
Restricted Share Units	Forfeited	None(6)	None(6)	None(6)
Performance Share Units	Forfeited	None(6)	None(6)	None(6)
Health, Welfare and Other Benefits (7)	None	None(3)	Continue	Outplacement services provided; 2 or 3 years continued dental/ health coverage; legal fees, upon dispute

(1) No special or additional payments are payable to any of the NEOs under a CIC Agreement or otherwise in the event of termination of employment by way of retirement, resignation or termination for "cause."

(2) Under the CIC Agreement, as amended, "change of control" is generally deemed to occur if (i) any person acquires 30% or more of our ordinary shares; (ii) at least a majority of the members of the current Board of Directors cease to be directors other than in specified circumstances; (iii) upon the consummation of a merger or similar transaction other than (a) a transaction in which the shareholders beneficially owning the ordinary shares outstanding immediately prior to the transaction represent at least 50% of the voting power immediately after the transaction, (b) a transaction in which no person owns 30% or more of the outstanding ordinary shares or voting power of the surviving entity, and (c) a transaction in which at least a majority of the members of the Board of Directors of the surviving entity are current members of the Board of Directors at the time the transaction was approved; or (iv) approval or adoption by the Board of Directors or our shareholders of a plan or proposal which could result directly or indirectly in the liquidation, transfer, sale or other disposal of all or substantially all of the Company's assets or a dissolution of the Company.

(3) Under the CIC Agreement, following a change of control and during the term of the agreement, (a) during a period of incapacity, a NEO would continue to receive his or her full salary and all compensation and benefits payable under the terms of the then-current plans until the NEO is terminated by the Company for disability or (b) in the event of death, the NEO's estate would receive his or her full salary and all compensation and benefits payable under the terms of the then-current plans through the date of the NEO's death.

(4) Under the CIC Agreement, severance would be payable if the NEO's employment is terminated (i) by the Company "without cause" or (ii) by the Executive for "good reason" within 6 months preceding or two years following a change of control under certain circumstances. "Cause" means willful and continued failure of the NEO to perform his or her duties or the NEO willfully engaging in illegal conduct or gross misconduct that is harmful to the Company. "Good reason" includes a material reduction in a NEO's authorities, responsibilities, status, compensation or benefits (unless part of a cost reduction initiative that applies to all NEOs equally) or the failure of any successor company to assume the agreement. Under each CIC Agreement, the NEO's average annual bonus for the prior three years is used for calculation purposes. The multiple for all NEOs is three, except Mr. Fraser whose multiple is two.

(5) Amounts described are in accordance with the Executive Bonus Plan for 2019. See the description under "Annual Cash Incentive Compensation" on page 21.

(6) As of December 31, 2019, no RSUs or PSUs had been granted since our emergence from bankruptcy on December 13, 2019.

(7) Under each CIC Agreement, (i) all dental and health benefits under any plans that are provided to a NEO and his or her family prior to termination would be maintained after termination for a period of two to three years or such longer period as the plans may require, provided the NEO makes his or her required contribution and that such benefits are secondary to any benefits offered by another employer; and (ii) upon request, up to a maximum of $35,000 or for no longer than 6 months, the Company will pay for outplacement services for the NEO, the provider of which would be selected and paid directly by us for a period not extending beyond the last day of the second taxable year following the taxable year in which the NEO's termination occurs. We are required to pay reasonable legal fees and expenses incurred by the NEO in any disputes regarding his or her CIC Agreement, so long as the NEO undertakes to reimburse the Company for such amounts paid if the NEO is determined to have acted in bad faith in connection with the dispute.

CHANGE IN CONTROL AGREEMENT

Each of our NEOs, Mr. McCollum, Mr. Blanchard, Ms. Ibrahim and Mr. Fraser (as used in this section, the "executives") are party to a Change in Control Agreement, as amended (the "CIC Agreement") with the Company. The benefits provided to the executives in the event of a change of control of the Company are designed to allow them to assess takeover bids objectively and focus solely on the best interests of shareholders. In general, a change of control will occur if (i) another person becomes the owner of 30% or more of the combined voting power of our stock, (ii) there is a change in a majority of the members of the then- incumbent Board, or (iii) our shareholders approve a merger with another entity in which our shareholders fail to own more than 50% of the combine voting power of the surviving entity. A change in control occurred on December 13, 2019 upon our emergence from bankruptcy. Mr. Bausch, our former Chief Financial Officer, was a party to a CIC Agreement that was triggered upon his departure from the Company effective December 6, 2019. See the Summary Compensation Table on page 19 for termination payments made to Mr. Bausch.

The CIC Agreements were amended effective upon our emergence from bankruptcy on December 13, 2019. Our emergence from bankruptcy constituted a change of control under the CIC Agreements and required certain changes to the definition of what constitutes a change in control and how payments under the CIC Agreements were to be calculated. As amended, each CIC Agreement has a term of two years ending on December 12, 2021 (two years from the effective date of our emergence from bankruptcy), subject to automatic extension for a two-year period in the event that a subsequent change in control (a change in control other than as a result of bankruptcy) has occurred. Under the terms of the CIC Agreement, if, during the term of the CIC Agreement, employment is terminated by the Company or its successor within six months preceding or at any time following a subsequent change of control of the Company, other than for "cause," or by the executive for "good reason," as those terms are defined in the agreement, they are entitled to receive:

- a lump sum cash payment equal to two or three times the "Total Annual Target Direct Compensation" (as defined in the CIC Agreement, as amended) which is the sum of the highest base salary received in the preceding three years and the annual incentive cash compensation averaged over the preceding three years, with special treatment for compensation paid in 2019 to account for payments under the EBP and cash retention awards;

- any accrued salary, target annual incentive cash compensation for the year of termination and vacation pay, pro-rated to the date of termination;

- continuation for two or three years of all dental and health benefits, provided they remain responsible for the monthly employee contribution; and

- reasonable outplacement services upon request for a period of up to six months beginning with the first full month after termination.

Pursuant to the CIC Agreement, the executives are subject to a customary non-solicitation covenant that lasts during the period of employment and for one year thereafter.

Upon a subsequent change of control (after our emergence from bankruptcy), the executive's equity awards will vest, any applicable forfeiture restrictions will lapse and the multiplier for the PSUs will be 2x. We have agreed to pay legal fees and expenses reasonably incurred by the executives in any disputes regarding the change of control, provided that they agree to reimburse for those fees and expenses if they act in bad faith in connection with any dispute.

EXECUTIVE SEVERANCE GUIDELINES, SEVERANCE AND TERMINATION BENEFITS

The Committee has adopted a framework for severance arrangements for corporate officers, which we refer to as our executive severance guidelines. These guidelines are designed to set consistent parameters for corporate officers who are terminated for reasons other than performance or cause, and include payments as follows:

- Cash Amount (Salary Based): 12 to 18 months of base salary.

- Cash Amount (EICP/Bonus Based): If terminated in the first half of any fiscal year, none; if terminated in the second half of any fiscal year, a pro-rata bonus based on actual achievement may be part of the severance package at the discretion of the CEO.

- Equity Amount: RSUs vesting in the 12 months following termination may be accelerated or cash in lieu may be provided, each at the discretion of the CEO. No action will be taken with respect to PSUs, which will be forfeited.

The only exception to our executive severance guidelines is Mr. McCollum. In the event he is terminated by the Company without "cause" or he leaves for "good reason," each as defined in the CIC Agreements (see above), in lieu of payments under the above severance guidelines, he will receive cash in an amount equal to two times base salary.

OTHER INFORMATION

SHARE OWNERSHIP

SHARES OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

This table shows the number and percentage of ordinary shares beneficially owned by each of our NEOs and each of our directors and all of our executive officers and directors as a group as of April 15, 2020. Each person has sole voting and investment power for the shares shown below.

Name	Number of Shares Owned	Right to Acquire(1)	Total Shares Beneficially Owned	Percent of Outstanding Shares
Thomas R. Bates, Jr.	–	–	–	*
Christoph Bausch (2)	597	6,635	7,232	*
Karl Blanchard	725	8,060	8,785	*
Stuart Fraser	187	2,084	2,271	*
John F. Glick	–	–	–	*
Neal P. Goldman	–	–	–	*
Gordon T. Hall	–	–	–	*
Christina M. Ibrahim	530	5,898	6,428	*
Mark A. McCollum	1,741	19,349	21,090	*
Jacqueline C. Mutschler	–	–	–	*
Charles M. Sledge	–	–	–	*
All directors and executive officers as a group (11 persons)	3,780	42,026	45,806	*%

* Less than 1%.

(1) Includes new ordinary shares that can be acquired through the exercise of warrants received in the bankruptcy as consideration for old ordinary shares owned by the individual pursuant to the terms of the Second Amended Plan.

(2) Share ownership information is based on Mr. Bausch's last Form 4 dated June 7, 2019, and corporate records of old ordinary shares vested and then converted into new ordinary shares pursuant to the Second Amended Plan.

SHARES OWNED BY CERTAIN BENEFICIAL HOLDERS

This table shows information for each person who may be deemed to beneficially own 5% or more of our outstanding ordinary shares as of April 15, 2020, as contained in filings made by the shareholder with the SEC.

Name and Address of Beneficial Owner	Number of Shares	Percent of Outstanding Shares(1)
Franklin Resources Inc.	17,436,440(2)	24.9%
One Franklin Parkway		
San Mateo, California 94403-1906		
Yacktman Asset Management LP	8,206,446(3)	11.7%
6300 Bridgepoint Parkway		
Building One, Suite 500		
Austin, Texas 78730		
Oak Hill Advisors LP	5,706,554(4)	8.2%
1114 Avenue of the Americas, 27th Floor		
New York, New York 10036		
Oaktree Holdings, LLC	5,497,356(5)	7.9%
333 S. Grand Avenue, 28th Floor		
Los Angeles, California 90071		
Värde Partners, Inc.	5,179,329(6)	7.4%
901 Marquette Avenue S., Suite 3300		
Minneapolis, Minnesota 55402		

Name and Address of Beneficial Owner	Number of Shares	Percent of Outstanding Shares(1)
BlueMountain Capital Management, LLC	3,769,242(7)	5.4%
280 Park Avenue, 12th Floor		
New York, New York 10017		
Capital World Investors	3,749,986(8)	5.3%
333 South Hope Street		
Los Angeles, California 90071		
Exor N.V.	3,528,348(9)	5.0%
Gustav Mahlerplein 25		
Amsterdam, 1082 MS		
The Netherlands		

(1) The percentage indicated is based on 69,999,966 outstanding ordinary shares as of April 15, 2020.

(2) The number of shares is based on the Schedule 13G filed with the SEC on January 9, 2020 by Franklin Resources Inc. and related reporting persons. According to the filing, (i) the beneficial owner has sole voting and dispositive power over 17,436,440 shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares.

(3) The number of shares is based on the Schedule 13G filed with the SEC on April 8, 2020 by Yacktman Asset Management LP and related reporting persons. According to the filing, (i) the beneficial owner has sole voting and dispositive power over 2,762,545 shares, and (ii) the beneficial owner has shared voting and dispositive power over an additional 5,443,901 shares.

(4) The number of shares is based on the Schedule 13G filed with the SEC on February 14, 2020 by Oak Hill Advisors and related reporting persons. According to the filing, (i) the beneficial owner reports sole voting and dispositive power over 5,706,554 shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares.

(5) The number of shares is based on the Schedule 13G filed with the SEC on February 14, 2020 by Oaktree Holdings, LLC and related reporting persons. According to the filing, (i) the beneficial owner reports sole voting and dispositive power over 5,497,356 shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares.

(6) The number of shares is based on the Schedule 13G filed with the SEC on February 20, 2020 by Värde Partners, Inc. and related reporting persons. According to the filing, (i) the beneficial owner reports having sole voting and dispositive power over 5,179,329 shares, and (ii) the beneficial owner does not have shared voting and dispositive power over any of the shares.

(7) The number of shares is based on the Schedule 13G filed with the SEC on February 14, 2020 by BlueMountain Capital Management, LLC and related reporting persons. According to the filing, (i) the beneficial owner reports not having sole voting or dispositive power over any shares, and (ii) the beneficial owner has shared voting or dispositive power over 3,769,242 shares.

(8) The number of shares is based on the Schedule 13G filed with the SEC on February 14, 2020 by Capital World Investors. According to the filing, (i) the beneficial owner reports sole voting and dispositive power over 3,749,986 shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares.

(9) The number of shares is based on the Schedule 13G filed with the SEC on March 6, 2020 by Exor N.V. According to the filing, (i) the beneficial owner reports sole voting and dispositive power over 3,528,348 shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares.

MANDATORY MINIMUM SHARE OWNERSHIP GUIDELINES

The Board believes that it is important to align the interests of management with the interests of our shareholders. In furtherance of this philosophy, the Company adopted the following mandatory minimum share ownership guidelines. Share ownership includes shares owned directly as well as equity-based awards not yet fully vested and retirement plans (including our 401(k) plan). The minimum guidelines are based on a multiple of base salary or, in the case of directors, annual cash retainer. The guidelines are as follows:

Chief Executive Officer	6x
Other Executive Officers	3x
Directors	5x

A transition period of five years is allowed for new directors and executive officers in order to achieve the ownership amount, provided, however, that holding requirements are expected to be fulfilled through equity grants issued by Weatherford, not through open market transactions.

The Committee has reviewed the share ownership of our executive officers and directors. All of our non-employee directors currently meet the required share ownership guidelines due to falling within the transition period for compliance. The share ownership guidelines for our named executive officers has been reset due to our recent emergence from restructuring. Executive officers have five years from December 13, 2019 to achieve compliance with the guidelines.

INCORPORATION BY REFERENCE

The Audit Committee Report contained in this Proxy Statement is not deemed to be soliciting material or filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings we make under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate any of this information by reference. Information contained in or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement or any other filing that we make with the SEC.

PRESENTATION OF IRISH STATUTORY ACCOUNTS

The Company's Irish Statutory Accounts for the fiscal year ended December 31, 2019, including the reports of the directors and Irish statutory auditor thereon, will be presented at the Annual General Meeting, and there will be a review of the Company's affairs. The Company's Irish Statutory Accounts have been approved by the Board of Directors of the Company. There is no requirement under Irish law that such statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting. The Company's Irish Statutory Accounts are available with the Proxy Statement, and the Company's Annual Report at *www.weatherfordannualmeeting.com* and in the Investor Relations section of the Company's website at *www.weatherford.com*.

PROPOSALS BY SHAREHOLDERS

Rule 14a-8 under the Exchange Act addresses when a company must include a shareholder's proposal in its Proxy Statement and identify the proposal in its form of proxy when the company holds a meeting of shareholders. Under Rule 14a-8, in order for your proposals to be considered for inclusion in the Proxy Statement and proxy card relating to our 2021 annual general meeting, your proposals must be received by us by December 28, 2020 and must otherwise comply with Rule 14a-8. Any proposal received after such date will be considered untimely.

If you desire to bring a matter before the 2021 annual general meeting and the proposal is submitted outside the process of Rule 14a-8, you may use the procedures set forth in our articles of association. Our articles of association provide that a person who (i) is a registered shareholder (A) at the time of the notice, referred to below and (B) at the time of the annual general meeting, (ii) is entitled to vote at the annual general meeting and (iii) complies with the notice and certain other relevant provisions of the articles of association, may, by timely written notice, bring a nomination for the election of a director or other business before an annual general meeting.

To be timely for an annual general meeting, a registered shareholder's notice to bring a nomination or other business must be delivered or mailed and received at the Company's registered office, addressed to the Corporate Secretary no earlier than 60 calendar days and no later than 90 calendar days before the first anniversary of the Company's annual general meeting for the prior year; provided, however, that (A) if the annual meeting of members is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year's annual general meeting or (B) if no annual meeting was held during the prior year, the notice by the registered shareholder to be timely must be received (1) no earlier than 120 days before such annual general meeting and (2) no later than the later of 90 days before such annual general meeting and the tenth day after the day on which the notice of such annual general meeting was first made by mail or public disclosure.

In no event shall an adjournment or postponement, or public disclosure of an adjournment or postponement, of an annual general meeting commence a new time period (or extend any time period) for the giving of the notice of business. The request must specify any other information that would be required to be included in a Proxy Statement pursuant to the rules of the SEC.

We recommend that any shareholder desiring to make a nomination or submit a proposal for consideration obtain a copy of our articles of association. They are available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Documents," then "Memorandum and Articles of Association." Shareholders also may obtain a copy of these documents free of charge by submitting a written request to our Corporate Secretary at 70 Sir John Rogerson's Quay, Dublin 2, Ireland.

Any shareholder proposal (including the nomination of any director), whether or not to be included in our Proxy Materials, must be sent to our Corporate Secretary at the Company's registered office, 70 Sir John Rogerson's Quay, Dublin 2, Ireland.

OTHER BUSINESS

We know of no other business that will be brought before the Annual General Meeting. Under our articles of association, shareholders may only bring business before a general meeting if it is requested within the time limits described above in the section entitled "Proposals by Shareholders" or if it is otherwise provided under Irish law or our articles of association. If any other matters are properly presented, the persons named on the proxy card will vote the shares represented by proxies as they deem advisable.

HOUSEHOLDING

The SEC permits a single Proxy Statement to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more shareholders reside, you will likely be receiving only one Proxy Statement or one Notice of Internet Availability unless any shareholder at that address has given the broker contrary instructions. However, if any such beneficial shareholder residing at such an address wishes to receive a separate Proxy Statement or Notice of Internet Availability in the future, or if any such beneficial shareholder that elected to continue to receive separate Proxy Statement or Notice of Internet Availability wishes to receive a single Proxy Statement or Notice of Internet Availability in the future, that shareholder should contact their broker or send a request to our U.S. Investor Relations Department at 2000 St. James Place, Houston, Texas 77056. Telephone requests may be directed to +1 (713) 836-4000. We will deliver, promptly upon written or oral request to our U.S. Investor Relations Department, a separate copy of this Proxy Statement or Notice of Internet Availability to a beneficial shareholder at a shared address to which a single copy of the documents was delivered.

ADDITIONAL INFORMATION AVAILABLE

The 2019 Annual Report on Form 10-K and the audited consolidated financial statements of Weatherford for the year ended December 31, 2019 and accompanying directors' auditor's reports have been filed with the SEC. Complete copies of these materials are available on our website at www.weatherford.com. Any record shareholder may also obtain a copy of these documents free of charge by contacting our U.S. Investor Relations Department *in writing* at 2000 St. James Place, Houston, Texas 77056 or by telephone at +1 (713) 836-4000. Copies of any exhibits to Weatherford Annual Report on Form 10-K also are available upon written request subject to a charge for copying and mailing. If you have any other questions about us, please contact our U.S. Investor Relations Department at the address or phone number above or visit our website.

AWARDS AND RECOGNITION

We pride ourselves on our safe operations and groundbreaking technologies—and our industry agrees. In 2019, we received recognition for our significant safety and security programs and our industry-leading solutions.

- Weatherford ranked number one in the energy industry for providing proven organizational safety programs in the Security Magazine 2019 Security 500 Report. In Canada, we received the Silver Award for "Canada's Safest Employer" in the oil and gas industry for promoting the health and safety of our workforce.

- We received three "Best of the Year" World Oil awards: "Best Completion Technology" for TR1P™ single-trip completion system, "Best Production Technology" for Centrifugal Jet Pumps, and "Best Digital Transformation Technology" for ForeSite® production optimization software.

- Hart Energy awarded Weatherford the Hart Engineering Meritorious Award for our MOST Plus mechanical outside-latch single-trip wellhead-retrieval system.

- At OTC Asia, Weatherford received the Spotlight on New Technology Award for Victus™ intelligent MPD and the Magnus® rotary steerable system.

That's not all. For a complete list of awards, visit **www.weatherford.com**

 

  

OUR MISSION

Weatherford delivers innovative technologies and services designed to meet the world's current and future needs in a safe, ethical, and sustainable manner. Grounded by our core values and inspired by our world-class people, we are committed to being a trusted business partner to those we serve.

OUR CORE VALUES

ETHICS AND
INTEGRITY

DISCIPLINE AND
ACCOUNTABILITY

FLAWLESS
EXECUTION

COLLABORATION
AND PARTNERSHIP

INNOVATION
AND TECHNOLOGY
LEADERSHIP

COMMITMENT TO
SUSTAINABILITY